SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. – PETROBRAS
PETROBRAS DISTRIBUIDORA S.A.

PRESS RELEASE

Adjusted exchange ratio between shares of Petrobras Distribuidora S.A- BR and shares of Petróleo Brasileiro S.A.- Petrobras

(Rio de Janeiro, April 29, 2003) — PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA, LATIBEX: XPBR/XPBRA], Brazil’s largest oil & gas, petrochemicals and energy company and PETROBRAS DISTRIBUIDORA S.A. (“BR Distribuidora”), in the context of the public offer for the acquisition of common and preferred shares in circulation, issued by BR Distribuidora (“BR Distribuidora shares”), in exchange for the delisting of BR Distribuidora, through an exchange for preferred shares to be issued by PETROBRAS (“PETROBRAS shares”), and in view of the obligations assumed in item 7 of the “Notice of a Public Offering for the Acquisition of Shares in Exchange for the Delisting of Petrobras Distribuidora S.A.”, published on December 30, 2002 (“Notice”), announces to their shareholders and to the market in general further to the press release of April 8, 2003, the following applies:

1.

The adjusted exchange ratio (RTR-A), as determined by the formula set out in item 7.1 of the Notice and monetarily restated according to the Selic Rate, is of 0.9626 Petrobras Share for every thousand-share block of BR Distribuidora Shares; and

2.

The settlement of the operations described in item 7 of the Notice will comply with the provisions of this Notice and will take place on May 14, 2003, pursuant to paragraph 3, article 10 of CVM Instruction 361.

Rio de Janeiro, April 29, 2003.

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director
Petrobras

Abelardo de Lima Puccini
CFO and Investor Relations Director
BR Distribuidora

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.